EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Trustees

Humphrey Hospitality Trust, Inc:

We consent to the incorporation by reference in the registration statement on Form S-3 (File No. 333-54270) of Humphrey Hospitality Trust, Inc. of our report dated March 28, 2003, with respect to the consolidated balance sheets of Humphrey Hospitality Trust, Inc. and subsidiaries as of December 31, 2002 and 2001, the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended and the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Humphrey Hospitality Trust, Inc.

/s/ KPMG LLP

March 31, 2003

Baltimore, Maryland